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                                                                   EXHIBIT 5.1

[LOGO]                                               FLEXI-VAN LEASING, INC.
                                                     251 Monroe Avenue
                                                     Kenilworth, NJ  07033-1106
                                                     (908) 276-8000
                                                     FAX: (908) 276-7666
                                                     Contact:  Scott A. Griswold
                                                     (310) 208-6055

        FLEXI-VAN LEASING ANNOUNCES MERGER AGREEMENT WITH CASTLE & COOKE

     KENILWORTH, New Jersey, May 22, 2000 -- Flexi-Van Leasing, Inc. and the Castle & Cooke, Inc. board of directors announced today that they have signed a definitive merger agreement for a new corporation owned by Flexi-Van Leasing, Inc. to acquire the 73 percent of Castle & Cooke, Inc. outstanding common stock which it does not own for $18.50 per share in cash. The per share consideration that will be offered places the total enterprise value, which includes the assumption of debt, of Castle & Cooke, Inc. at approximately $600 million.

     A Special Committee of independent directors of Castle & Cooke, Inc. retained an independent investment banking firm to assist in evaluating the Flexi-Van Leasing, Inc. all cash offer of $17.00 per share made on March 29, 2000. The Committee unanimously determined that it would be in the best interest of the shareholders for Flexi-Van Leasing, Inc. to acquire the outstanding common stock of Castle & Cooke, Inc. which it does not already own at the $18.50 price, which represents a premium of 53% and generates an additional $110 million in enterprise value over the stock price on March 29, 2000, the last day of trading prior to the original offer. Flexi-Van Leasing Inc. has agreed with the Special Committee that the offer will remain open until June 30, 2000.

     David H. Murdock, chairman and owner of Flexi-Van Leasing, Inc., stated, "We are pleased that an agreement has been reached and believe that it is in the best interest of the shareholders to receive the immediate liquidity provided by the increased offer. We look forward to having the transaction completed as soon as possible and will use our best efforts to expedite the process."

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     Flexi-Van Leasing, Inc., is the largest stockholder of Castle & Cooke,
Inc., holding 4,501,310 shares of common stock or approximately 26.4% of the total number of outstanding shares of Castle & Cooke, Inc. Mr. Murdock's sons also hold an additional 26,956 shares for a total combined ownership of 26.5%.

A TENDER OFFER FOR THE OUTSTANDING SHARES OF CASTLE & COOKE, INC. COMMON STOCK HAS NOT YET COMMENCED. IF A TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF CASTLE & COOKE, INC. SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF CASTLE & COOKE, INC. CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF CASTLE & COOKE, INC. MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING FLEXI-VAN LEASING, INC., WHEN THE DOCUMENTS BECOME AVAILABLE.